PhytoMedical Technologies, Inc.

United States Securities and Exchange Commission

January 19, 2010

Attention: Jeffrey Riedler, Assistant Director

Re: PhytoMedical Technologies, Inc.-Information Statement on Schedule 14C

       File No. 000-28790

PhytoMedical Technologies, Inc.

100 Overlook Drive, 2nd Floor

 Princeton, New Jersey, 08540

Telephone: 800-611-3388

January 19, 2010

By Edgar

January 19, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: Jeffrey Riedler, Assistant Director

Mail Stop 4720

            Re:       PhytoMedical Technologies, Inc.

                        Information Statement on Schedule 14C

                        Fled January 7, 2010

                        File No. 000-28790

Dear Sir:

            I am authorized to submit this letter on behalf of PhytoMedical Technologies, Inc. (the “Company”) in response to your letter of January 15, 2010 (the “January 15th Letter”) commenting on the above reference Information Statement.  The response set forth below is, as requested, keyed to the numbered paragraphs of the January 15th Letter.

Staff Comment:

The Reasons for the Articles Amendment, page 4

1.         Please expand your disclosure to disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized for your equity incentive plans for grants to your employees, consultants and directors.  To the extent that you do currently have plans, please expand your disclosure to describe these plans.

Company Response:

            The following was added to the existing disclosure:

“Although our Board of Directors will have the discretion to issue shares pursuant to our stock incentive plans, we currently have no intention or plan to issue any of the newly authorized shares to our employees, consultants and directors.”

PhytoMedical Technologies, Inc.

United States Securities and Exchange Commission

January 19, 2010

Attention: Jeffrey Riedler, Assistant Director

Re: PhytoMedical Technologies, Inc.-Information Statement on Schedule 14C

       File No. 000-28790

The Company hopes that the foregoing adequately addresses all of your comments.

Respectfully,

PhytoMedical Technologies, Inc

By: /s/ Greg Wujek

Greg Wujek, President and Chief Executive Officer

cc. Joseph Sierchio, Esq.